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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-12-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAVILLS STUDLEY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE, 11TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN, PC
(Name – *if individual, state last, first, middle name*)

1411 BROADWAY 23RD FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, LOUIS B. WOLFOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAVILLS STUDLEY SECURITIES LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT/CCO

Title

Notary Public

SIMA LITTMAN
Notary Public, State of New York
No. 02LI4813241
Qualified in Westchester County
Commission Expires April 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Savills Studley Securities LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE PERIOD FROM MARCH 12, 2018 (DATE OF REGISTRATION)
THROUGH DECEMBER 31, 2018

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
Savills Studley Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Savills Studley Securities LLC (the "Company"), as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from March 12, 2018 (date of registration) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

New York, NY
February 25, 2019

Savills Studley Securities LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	502,000
Accounts receivable		60,000
Prepaid expenses		12,991
Total Assets	$	574,991

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	32,500
Due to parent		83,766
Total Liabilities		116,266
Member's equity		458,725
Total Liabilities and Member's Equity	$	574,991

Savills Studley Securities LLC
Statement of Operations
For the period March 12, 2018 (date of registration) through
December 31, 2018

Revenues:		
Advisory fee income	$	350,000
Consulting income		60,000
Total revenue		410,000
Expenses:		
Consulting and professional fees		95,828
Regulatory fees		11,430
Continuing education		5,171
Communications and computer expense		1,440
Other		298
Total expenses		114,167
Net income	$	295,833

The Report of Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Savills Studley Securities LLC
Statement Of Changes In Member's Equity
For the period March 12, 2018 (date of registration) through
December 31, 2018

Beginning Member's equity	$	162,892
Net income		295,833
Member's equity at December 31, 2018	$	458,725

The Report of Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Savills Studley Securities LLC
Statement Of Cash Flows
For the period March 12, 2018 (date of registration) through
December 31, 2018

Cash flows from operating activites:		
Net income	$	295,833
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		(60,000)
Changes in operating assets and liabilities:		
Decrease in:		
Prepaid expenses		1,500
Increase in:		
Accounts payable and accrued expenses		28,901
Due to parent		83,766
Net cash provided by operating activities		350,000
Net increase in cash		350,000
Cash, beginning		152,000
Cash, ending	$	502,000

The Report of Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Savills Studley Securities LLC
Notes to Financial Statements
December 31, 2018

NOTE 1 – DESCRIPTION OF THE COMPANY

Savills Studley Securities LLC (the "Company") formed on April 12, 2017 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on March 12, 2018. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Income Taxes:
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Savills Studley Securities LLC
Notes to Financial Statements
December 31, 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition:
Upon registration and commencement of operations, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides advisory and consulting services on mergers and acquisitions (M&A). Revenue for advisory and consulting arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

During 2018, two customer contracts accounted for 100% of the Company's revenue. Both contracts included fixed fees to be paid to the Company upon completion of specific performance obligations, which have been satisfied at specific points of time during 2018. As of December 31, 2018, the Company has collected the fee from one contract and a balance of $60,000 remains as outstanding for the other contract, which is included as a component of accounts receivable in the accompanying Statement of Financial Condition.

Disaggregated Revenue:
Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue streams the Company earns.

Expenses:
Expenses are recognized by the Company as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Receivables and Contract Balances:
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of March 12, 2018 (date of registration), the receivables balance was $0. At December 31, 2018, there were receivables of $60,000 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 12, 2018 (date of registration) and December 31, 2018, there were no contract assets or contract liabilities.

NOTE 3 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. The carrying amounts of financial instruments including cash, accounts payable and accrued expenses approximate fair value as of December 31, 2018, because of the relatively short maturity of these instruments.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 12.5% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2018, the Company had net capital of $385,734 which was $371,201 in excess of its required net capital of $14,533. Ratio of aggregate indebtedness to net capital is .30 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its parent, the parent provides certain resources to the affiliate. The Company utilized $182,270 of office, facilities & overhead and $645,392 of personnel costs for year ended December 31, 2018. The Company does not reimburse the parent for these resources.

During 2018, the parent paid certain expenses on behalf of the Company, which will be reimbursed to the parent. Expenses include consulting and professional fees, technology initiatives, and continuing education of Company representatives. No amounts have been reimbursed during 2018 and $83,766 is due to the parent as of December 31, 2018 and included in the accompanying Statement of Financial Condition.

NOTE 6 – NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company has evaluated the new guidance and determined there is no material impact on its financial statements.

SUPPLEMENTAL INFORMATION

Savills Studley Securities LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Net Capital Rule 15c3-1
December 31, 2018

Member's equity	$	458,725
Non-allowable assets:		
Accounts receivable		(60,000)
Prepaid expenses		(12,991)
Net capital		385,734
Minimum capital requirements (the greater of 12.5% aggregate indebtedness of $116,266 or $5,000)		14,533
Excess net capital	$	371,201
Ratio of aggregate indebtedness to net capital		.30 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		32,500
Due to parent		83,766
Total aggregate indebtedness	$	116,266

Reconcilialion of net capital:

Net capital as reported in Company's unaudited part IIA of the Focus Report	$	385,734
Rounding		-
Net capital per report pursuant to Rule 17a-5 (d)	$	385,734

Savills Studley Securities LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2018

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm.

Savills Studley Securities LLC
Supplemental Schedule III
Information Relating to Possession or Control Requirements
Pursuant to Rule SEC 15c3-3
December 31, 2018

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Savills Studley Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Savills Studley Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period from March 12, 2018 (date of registration) through December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, NY
February 25, 2019

Assertions Regarding Exemption Provisions

We, as members of management of Savills Studley Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from March 12, 2018 through December 31, 2018.

Savills Studley Securities LLC

By:

Louis Wolfowitz, EVP
(Name and Title)

Feb 25, 2019
(Date)